Afya Limited

Unaudited interim condensed

consolidated financial statements

June 30, 2025

Afya Limited

Unaudited interim condensed consolidated statements of financial position

As of June 30, 2025 and December 31, 2024

(In thousands of Brazilian reais)

	Notes	June 30, 2025		December 31, 2024
Assets		(unaudited)
Current assets
Cash and cash equivalents	4	1,099,107		911,015
Trade receivables	5	678,950	,	595,898
Recoverable taxes		30,946		21,740
Income taxes recoverable		11,175		3,986
Other assets	7	62,814		57,145
Total current assets		1,882,992		1,589,784

Non-current assets
Trade receivables	5	31,362		35,948
Deferred tax assets		25,313		-
Other assets	7	117,442		115,875
Investment in associate	8	53,515		54,442
Property and equipment	9	684,279		658,482
Right-of-use assets	11.2.2	859,356		842,219
Intangible assets	10	5,583,909		5,532,789
Total non-current assets		7,355,176		7,239,755
Total assets		9,238,168		8,829,539

Liabilities
Current liabilities
Trade payables		134,321		128,080
Loans and financing	11.2.1	1,216,994		363,554
Lease liabilities	11.2.2	48,960		45,580
Accounts payable to selling shareholders	11.2.3	198,970		185,318
Advances from customers		108,863		161,048
Dividends payable	14	778		-
Labor and social obligations		245,161		208,076
Taxes payable		34,477		33,456
Income taxes payable		11,385		4,247
Other liabilities		11,304		10,836
Total current liabilities		2,011,213		1,140,195

Non-current liabilities
Loans and financing	11.2.1	996,973		1,831,607
Lease liabilities	11.2.2	962,131		932,756
Accounts payable to selling shareholders	11.2.3	307,143		345,454
Taxes payable		164,842		112,681
Provision for legal proceedings	20	117,772		113,521
Other liabilities		41,306		42,742
Total non-current liabilities		2,590,167		3,378,761
Total liabilities		4,601,380		4,518,956

Equity	14
Share capital		17		17
Additional paid-in capital		2,320,779		2,344,521
Treasury shares		(230,849)		(273,955)
Share-based compensation reserve		200,017		187,497
Retained earnings		2,306,422		2,011,875
Equity attributable to equity holders of the parent		4,596,386		4,269,955
Non-controlling interests		40,402		40,628
Total equity		4,636,788		4,310,583
Total liabilities and equity		9,238,168		8,829,539

The accompanying notes are an integral part of the unaudited interim condensed consolidated financial statements.

F-4

Afya Limited

Unaudited interim condensed consolidated statements of income and comprehensive income

For the three and six-month periods ended June 30, 2025 and 2024

(In thousands of Brazilian reais, except for earnings per share information)

		Three-month period ended		Six-month period ended
	Notes	June 30, 2025	June 30, 2024	June 30, 2025	June 30, 2024
		(unaudited)	(unaudited)	(unaudited)	(unaudited)

Revenue	16	919,400	809,890	1,855,760	1,614,129
Cost of services	17	(342,707)	(314,842)	(625,346)	(584,346)
Gross profit		576,693	495,048	1,230,414	1,029,783

Selling, general and administrative expenses	17	(292,871)	(263,762)	(574,371)	(504,926)
Other income (expenses), net		1,406	(472)	1,712	(4,685)

Operating income		285,228	230,814	657,755	520,172

Finance income	18	40,997	23,733	84,478	49,263
Finance expenses	18	(135,806)	(92,284)	(274,281)	(192,180)
Net finance result		(94,809)	(68,551)	(189,803)	(142,917)

Share of income of associate	8	3,591	3,028	7,876	7,200

Income before income taxes		194,010	165,291	475,828	384,455

Income taxes expenses	19	(17,468)	(3,091)	(42,250)	(13,956)

Net income		176,542	162,200	433,578	370,499

Other comprehensive income		-	-	-	-

Total comprehensive income		176,542	162,200	433,578	370,499

Income attributable to:
Equity holders of the parent		172,332	158,211	424,331	361,604
Non-controlling interests		4,210	3,989	9,247	8,895
		176,542	162,200	433,578	370,499

Basic earnings per common share	15	1.90	1.76	4.69	4.02
Diluted earnings per common share	15	1.88	1.74	4.64	3.98

The accompanying notes are an integral part of the unaudited interim condensed consolidated financial statements.

F-5

Afya Limited

Unaudited interim condensed consolidated statements of changes in equity

For the six-month periods ended June 30, 2025 and 2024

(In thousands of Brazilian reais)

		Equity attributable to equity holders of the parent
	Notes	Share capital	Additional paid-in capital	Treasury shares	Share-based compensation reserve	Retained earnings	Total	Non-controlling interests	Total equity

Balances at January 1, 2024		17	2,365,200	(299,150)	155,073	1,380,365	3,601,505	41,507	3,643,012
Net income		-	-	-	-	361,604	361,604	8,895	370,499
Total comprehensive income		-	-	-	-	361,604	361,604	8,895	370,499
Share-based compensation	17	-	-	-	20,428	-	20,428	-	20,428
Treasury shares transferred to executives from exercise of stock options	13.b.1	-	(943)	6,484	-	-	5,541	-	5,541
Restricted shares transferred under the share-based compensation plan	13.b.2	-	(21,111)	12,812	-	-	(8,299)	-	(8,299)
Dividends declared	14.b	-	-	-	-	-	-	(9,399)	(9,399)
Balances at June 30, 2024 (unaudited)		17	2,343,146	(279,854)	175,501	1,741,969	3,980,779	41,003	4,021,782

Balances at January 1, 2025		17	2,344,521	(273,955)	187,497	2,011,875	4,269,955	40,628	4,310,583
Net income		-	-	-	-	424,331	424,331	9,247	433,578
Total comprehensive income		-	-	-	-	424,331	424,331	9,247	433,578
Share-based compensation	17	-	-	-	12,520	-	12,520	-	12,520
Treasury shares transferred to executives from exercise of stock options	13.b.1	-	(5,978)	30,227	-	-	24,249	-	24,249
Restricted shares transferred under the share-based compensation plan	13.b.2	-	(17,764)	12,879	-	-	(4,885)	-	(4,885)
Dividends declared	14	-	-	-	-	(129,784)	(129,784)	(9,473)	(139,257)
Balances at June 30, 2025 (unaudited)		17	2,320,779	(230,849)	200,017	2,306,422	4,596,386	40,402	4,636,788

The accompanying notes are an integral part of the unaudited interim condensed consolidated financial statements.

F-6

Afya Limited

Unaudited interim condensed consolidated statements of cash flows

For the six-month periods ended June 30, 2025 and 2024

(In thousands of Brazilian reais)

	Notes	June 30, 2025	June 30, 2024
		(unaudited)	(unaudited)
Operating activities
Income before income taxes		475,828	384,455
Adjustments to reconcile income before income taxes
Depreciation and amortization expenses	17	186,453	163,307
Write-off of property and equipment	9	536	139
Write-off of intangible assets		81	163
Allowance for expected credit losses	5, 17	33,053	30,018
Share-based compensation expense	17	12,520	20,428
Net foreign exchange differences		2,049	(797)
Accrued interest	18	158,613	102,278
Accrued interest on lease liabilities	11.2.2, 11.5, 18	59,727	53,770
Share of income of associate	8	(7,876)	(7,200)
Provision (reversal) for legal proceedings		2,656	3,040

Changes in assets and liabilities
Trade receivables		(111,519)	(79,169)
Recoverable taxes		(16,395)	(15,346)
Other assets		(5,641)	1,667
Trade payables		6,241	11,455
Taxes payable		(743)	319
Advances from customers		(52,185)	(33,237)
Labor and social obligations		37,085	44,970
Other liabilities		2,498	3,117
		782,981	683,377
Income taxes paid		(11,385)	(16,208)
Net cash flows from operating activities		771,596	667,169

Investing activities
Acquisition of property and equipment	9	(81,617)	(45,989)
Acquisition of intangibles assets	10	(103,455)	(91,119)
Dividends received	8	8,803	6,195
Acquisition of subsidiaries, net of cash acquired	11.2.3	(81,463)	(164,577)
Payments of interest from acquisition of subsidiaries and intangibles	11.2.3	(14,536)	(25,000)
Net cash flows used in investing activities		(272,268)	(320,490)

Financing activities
Payments of principal of loans and financing	11.5	(1,543)	(11,524)
Payments of interest of loans and financing	11.5	(110,399)	(87,933)
Payments of principal of lease liabilities	11.2.2, 11.5	(24,222)	(19,859)
Payments of interest of lease liabilities	11.2.2, 11.5	(58,793)	(53,924)
Proceeds from exercise of stock options		24,249	5,541
Dividends paid	11.5, 14	(138,479)	(9,399)
Net cash flows used in financing activities		(309,187)	(177,098)
Net foreign exchange differences		(2,049)	797
Net increase in cash and cash equivalents		188,092	170,378
Cash and cash equivalents at the beginning of the period	4	911,015	553,030
Cash and cash equivalents at the end of the period	4	1,099,107	723,408

The accompanying notes are an integral part of the unaudited interim condensed consolidated financial statements.

F-7

Afya Limited Notes to the unaudited interim condensed consolidated financial statements Expressed in thousands of Brazilian reais, unless otherwise stated

1	Corporate information

Afya Limited (“Afya”), collectively with its subsidiaries referred to as the “Company”, is a holding company incorporated under the laws of the Cayman Islands on March 22, 2019. Afya completed its initial public offering (IPO) on July 19, 2019, and its shares are listed on the Nasdaq under the symbol “AFYA”. The Company’s ultimate parent company is Bertelsmann SE& Co. KGaA (“Bertelsmann”).

The Company is formed by a network of higher education and post-graduate institutions, under the regulations of the Ministry of Education (“MEC”), focused on medical schools located in 19 Brazilian States forming the largest educational group by the number of medical school seats in Brazil. The Company also provides other educational services that comprise the development and sale of electronically distributed educational courses on medicine science and soft skills educational content. The Company also offers solutions to empower the physicians in their daily routine including supporting clinic decisions through mobile app subscription, delivering practice management tools through a SaaS (Software as a Service) model and supporting the patient-physician relationship.

Acquisition in 2024

On July 1, 2024, Afya Participações S.A. ("Afya Brazil”), a wholly-owned subsidiary of Afya, acquired Unidom Participações S.A. (“Unidom”). Unidom is a post-secondary education institution with governmental authorization to offer on-campus, undergraduate degrees and graduate programs in medicine and health, as well as other courses. It encompasses “Unidompedro” and “Faculdade Dom Luiz”, both located in the State of Bahia with operations in the cities of Salvador, Luis Eduardo Magalhães, Barreiras and Ribeira do Pombal.

The acquisition of Unidom contributed with 300 operational medical school seats to the Undergraduate segment. The authorization request for these 300 medical school seats was made to MEC before the Mais Médicos Law was enacted and MEC concluded its analysis and issued Ordinance 630/2020 ("Ordinance") in 2020 to authorize the operation considering 125 medical school seats. In 2021, as a result of a judicial order, MEC reviewed the Ordinance to authorize the 300 medical school seats initially requested by Unidom. Such decision was confirmed by a federal judge in the State of Bahia in 2023. Currently, Unidom has 300 medical school seats authorized, of which 125 are final and 175 are subject to a final conclusion of the aforementioned court proceedings.

The total consideration of R$620,762, net of Net Debt, is comprised of: (i) R$340,773 paid in cash on July 1, 2024; and (ii) R$279,989, considering purchase consideration adjustments, payable in up to ten annual installments, adjusted by the interbank deposit certificate ("CDI") rate, and it is conditioned upon the maintenance of the authorization of the 175 medical school seats in each of the prior year. The remaining payment balance is accelerated if a final and non-appealable conclusion of the aforementioned court proceedings, within the 10-year payment period, confirms the authorization for the 175 medical school seats. In turn, if, within the same 10-year payment period, a final and non-appealable conclusion of the aforementioned court proceedings does not confirm the authorization for such 175 medical school seats, the remaining payment balance will no longer be due. Based on the current status of aforementioned court proceedings, as well as other court decisions in relation to medical school seats approved by MEC under legal proceedings, Management has assessed that the likelihood of payment of such consideration is probable.

F-8

Afya Limited Notes to the unaudited interim condensed consolidated financial statements Expressed in thousands of Brazilian reais, unless otherwise stated

Acquisition in 2025

On May 7, 2025, Afya Brazil acquired 100% of the total share capital of Faculdade Masterclass Ltda. (“FUNIC”), located in the city of Contagem, a city in the metropolitan area of Belo Horizonte, the capital of the State of Minas Gerais. The acquisition contributes 60 medical school seats to Afya. FUNIC is pre-operational, with leased real estate prepared for a medical school operation.

The aggregate purchase price is R$100,000, net of the estimated Net Debt deducted from the down payment. The price and payment conditions are: (i) R$60,000, net of the estimated Net Debt, paid in cash on May 7, 2025; and (ii) R$40,000 will be paid in three annual installments adjusted by CDI.

Additionally, the acquisition includes a contingent consideration for up to 60 additional medical school seats. If approved by MEC within 36 months from the closing date, it will result in an additional payment of R$1,000 per approved seat. The probability of such payout cannot be reliably estimated and the contingent consideration was not measured at the acquisition date. Should the additional medical school seats be approved, it will result in additional licenses, which will be measured accordingly if and when approved.

Management assessed the aspects of such transaction in accordance with IFRS 3 - Business Combinations and concluded that the transaction does not fall under the definition of business, but an acquisition of assets, which were measured on initial recognition at cost.

FUNIC is pre-operational and its 60 medical school seats are expected to start operating in the second semester of 2025.

As of June 30, 2025, Afya had 3,603 operating medical school seats.

2	Material accounting policies

2.1 Basis of preparation

The Company’s unaudited interim condensed consolidated financial statements have been prepared in accordance with IAS 34 Interim Financial Reporting and in the basis that it will continue to operate as a going concern.

The unaudited interim condensed consolidated financial statements have been prepared on a historical cost basis, except for contingent consideration that have been measured at fair value.

The unaudited interim condensed consolidated financial statements do not include all the information and disclosures required in the annual financial statements and should be read in conjunction with the Company’s annual consolidated financial statements as of December 31, 2024.

The primary source of Afya’s revenue is from its interest on the operational companies in Brazil. As result, the Brazilian Real has been determined as the Company’s functional currency.

The unaudited interim condensed consolidated financial statements are presented in Brazilian reais (“R$”), which is the Company’s functional and presentation currency. All amounts are rounded to the nearest thousand.

These unaudited interim condensed consolidated financial statements were approved by the Board of Directors for issuance on August 13, 2025.

F-9

Afya Limited Notes to the unaudited interim condensed consolidated financial statements Expressed in thousands of Brazilian reais, unless otherwise stated

2.2 Basis of consolidation

The table below presents a list of the Company’s subsidiaries and associate:

				Direct and indirect interest
Name	Main activities	Location	Investment type	June 30, 2025 (unaudited)	December 31, 2024
Afya Participações S.A. (“Afya Brazil”)	Holding	Nova Lima - MG	Subsidiary	100%	100%
Instituto Tocantinense Presidente Antônio Carlos Porto S.A. - (“ITPAC Porto”)	Undergraduate degree programs	Porto Nacional - TO	Subsidiary	100%	100%
Instituto Tocantinense Presidente Antônio Carlos S.A. - (“ITPAC Araguaína”)	Undergraduate degree programs	Araguaína - TO	Subsidiary	100%	100%
União Educacional do Vale do Aço S.A. - (“UNIVAÇO”)	Medicine undergraduate degree program	Ipatinga - MG	Subsidiary	100%	100%
IPTAN - Instituto de Ensino Superior Presidente Tancredo de Almeida Neves S.A. (“IPTAN”)	Undergraduate degree programs	São João Del Rei - MG	Subsidiary	100%	100%
Instituto de Educação Superior do Vale do Parnaíba S.A. (“IESVAP”)	Undergraduate degree programs	Parnaíba - PI	Subsidiary	80%	80%
Centro de Ciências em Saúde de Itajubá S.A. (“CCSI”)	Medicine undergraduate degree program	Itajubá - MG	Subsidiary	75%	75%
Instituto de Ensino Superior do Piauí S.A. (“IESP”)	Undergraduate and graduate degree programs	Teresina - PI	Subsidiary	100%	100%
FADEP - Faculdade Educacional de Pato Branco Ltda. (“FADEP”)	Undergraduate degree programs	Pato Branco - PR	Subsidiary	100%	100%
Instituto Educacional Santo Agostinho S.A. (“FASA”)	Undergraduate degree programs	Montes Claros - MG	Subsidiary	100%	100%
Instituto Paraense de Educação e Cultura Ltda. (“IPEC”)	Medicine undergraduate degree program	Marabá - PA	Subsidiary	100%	100%
Sociedade Universitária Redentor S.A. (“UniRedentor”)	Undergraduate and graduate degree programs	Itaperuna - RJ	Subsidiary	100%	100%
Centro de Ensino São Lucas Ltda. (“UniSL”)	Undergraduate degree programs	Porto Velho - RO	Subsidiary	100%	100%
Sociedade de Educação, Cultura e Tecnologia da Amazônia S.A. - (“FESAR”)	Undergraduate degree programs	Redenção - PA	Subsidiary	100%	100%
Centro Superior de Ciências da Saúde Ltda. (“FCMPB”)	Medicine undergraduate degree program	João Pessoa - PB	Subsidiary	100%	100%
iClinic Desenvolvimento de Software Ltda. (“iClinic”)	Electronic Medical Record, Clinical Management System	Ribeirão Preto - SP	Subsidiary	100%	100%
Medicinae Solutions S.A. (“Medicinae”)	Healthcare payments and financial services	Rio de Janeiro - RJ	Subsidiary	100%	100%
Medical Harbour Aparelhos Médico Hospitalares e Serviços em Tecnologia Ltda. (“Medical Harbour”)	Educational health and medical imaging	Florianópolis - SC	Subsidiary	100%	100%
Cliquefarma Drogarias Online Ltda. (“Cliquefarma”)	Online platform	São Paulo - SP	Subsidiary	100%	100%
Shosp Tecnologia da Informação Ltda. (“Shosp”)	Electronic Medical Record, Clinical Management System	Rio de Janeiro - RJ	Subsidiary	100%	100%
Sociedade Padrão de Educação Superior Ltda. (“UnifipMoc”)	Undergraduate degree programs	Montes Claros - MG	Subsidiary	100%	100%
Companhia Nilza Cordeiro Herdy de Educação e Cultura (“Unigranrio”)	Undergraduate and graduate degree programs	Duque de Caxias - RJ	Subsidiary	100%	100%
RX PRO Soluções de Tecnologia Ltda. (“RX PRO”)	Marketing for pharmaceutical industry	São Paulo - SP	Subsidiary	100%	100%
Quasar Telemedicina Desenvolvimento de Sistemas Computacionais Ltda. (“Glic”)	Patient physician relationship	Barueri - SP	Subsidiary	100%	100%
Sociedade Educacional e Cultural Sergipe DelRey Ltda. (“DelRey”)	Undergraduate degree programs	Maceió - AL	Subsidiary	100%	100%
Unidom Participações S.A. (“Unidom”) (i)	Undergraduate degree programs	Salvador - BA	Subsidiary	-	100%
Instituição Baiana de Ensino Superior Ltda. (“IBES”) (i)	Undergraduate degree programs	Salvador - BA	Subsidiary	100%	100%
SESSA - Sociedade de Educação Superior do Semi-Árido Ltda. (“SESSA”) (i)	Undergraduate degree programs	Ribeira de Pombal - BA	Subsidiary	100%	100%
Faculdade Masterclass Ltda. (“FUNIC”)	Undergraduate degree programs	Contagem - MG	Subsidiary	100%	-
União Educacional do Planalto Central S.A. (“UEPC”)	Undergraduate degree programs	Brasília - DF	Associate	30%	30%

(i) Unidom was merged with Afya Brazil on January 1, 2025. As a result, from this date on, Afya Brazil directly controls the Unidom’s subsidiaries IBES and SESSA.

F-10

Afya Limited Notes to the unaudited interim condensed consolidated financial statements Expressed in thousands of Brazilian reais, unless otherwise stated

2.3 Changes in accounting policies and disclosures

New standards, interpretations and amendments issued and adopted by the Company

The accounting policies adopted in the preparation of the unaudited interim condensed financial statements are consistent with those followed in the preparation of the Company’s annual consolidated financial statements for the year ended December 31, 2024. Certain amendments apply for the first time in 2025, but do not have significant impacts on the Company’s unaudited interim condensed consolidated financial statements. The Company has not early adopted any standard, interpretation or amendment that has been issued but is not yet effective.

3	Segment information

The Company has three reportable segments as follows:

• Undergraduate, previously denominated Undergrad, which provides educational services through undergraduate courses related to medical school, undergraduate health science and other ex-health undergraduate programs;

• Continuing education, which provides medical education (including residency preparation programs, specialization test preparation and other medical capabilities), specialization and graduate courses in medicine, delivered through digital and in-person content; and

• Medical practice solutions, which provides clinical decision, clinical management and doctor-patient relationships for physicians and provide access, demand and efficiency for the healthcare players.

Segment information is presented consistently with the internal reports provided to the Company's Chief Executive Officer (CEO), which is the Chief Operating Decision Maker (CODM) and is responsible for allocating resources, assessing the performance of the Company's operating segments, and making the Company's strategic decisions.

No operating segments have been aggregated to form the reportable operating segments. There is only one geographic region, and the results are monitored and evaluated as a single business.

F-11

Afya Limited Notes to the unaudited interim condensed consolidated financial statements Expressed in thousands of Brazilian reais, unless otherwise stated

The tables below present assets and liabilities information for the Company’s operating segments as of June 30, 2025 and December 31, 2024:

As of June 30, 2025 (unaudited)	Undergraduate	Continuing education	Medical practice solutions	Total reportable segments	Adjustments and eliminations	Total

Total assets	8,858,021	208,410	179,002	9,245,433	(7,265)	9,238,168
Current assets	1,714,502	74,794	100,961	1,890,257	(7,265)	1,882,992
Non-current assets	7,143,519	133,616	78,041	7,355,176	-	7,355,176

Total liabilities and equity	8,858,021	208,410	179,002	9,245,433	(7,265)	9,238,168
Current liabilities	1,833,486	87,083	97,909	2,018,478	(7,265)	2,011,213
Non-current liabilities	2,496,910	70,123	23,134	2,590,167	-	2,590,167
Equity	4,527,625	51,204	57,959	4,636,788	-	4,636,788

Other disclosures
Investments in associate (i)	53,515	-	-	53,515	-	53,515
Capital expenditures (ii)	180,611	30,499	13,962	225,072	-	225,072

(i) Investment in UEPC is included in non-current assets in the statement of financial position.

(ii) Capital expenditures consider the acquisitions of property and equipment and intangible assets.

As of December 31, 2024	Undergraduate	Continuing education	Medical practice solutions	Total reportable segments	Adjustments and eliminations	Total

Total assets	8,393,185	274,318	170,624	8,838,127	(8,588)	8,829,539
Current assets	1,443,566	71,893	82,913	1,598,372	(8,588)	1,589,784
Non-current assets	6,949,619	202,425	87,711	7,239,755	-	7,239,755

Total liabilities and equity	8,393,185	274,318	170,624	8,838,127	(8,588)	8,829,539
Current liabilities	884,705	188,489	75,589	1,148,783	(8,588)	1,140,195
Non-current liabilities	3,279,846	75,619	23,296	3,378,761	-	3,378,761
Equity	4,228,634	10,210	71,739	4,310,583	-	4,310,583

Other disclosures
Investments in associate (i)	54,442	-	-	54,442	-	54,442
Capital expenditures (ii)	109,760	18,538	8,810	137,108	-	137,108

(i) Investment in UEPC is included in non-current assets in the statement of financial position.

(ii) Capital expenditures consider the acquisitions of property and equipment and intangible assets for the six-month period ended June 30, 2024.

F-12

Afya Limited Notes to the unaudited interim condensed consolidated financial statements Expressed in thousands of Brazilian reais, unless otherwise stated

The tables below present the statements of income for the Company’s operating segments for the six-month periods ended June 30, 2025 and 2024:

June 30, 2025 (unaudited)	Undergraduate	Continuing education	Medical practice solutions	Total reportable segments	Elimination (inter-segment transactions)	Total

External customer	1,641,501	136,272	77,987	1,855,760	-	1,855,760
Inter-segment	-	1,248	6,017	7,265	(7,265)	-
Revenue	1,641,501	137,520	84,004	1,863,025	(7,265)	1,855,760
Cost of services	(558,931)	(46,512)	(27,168)	(632,611)	7,265	(625,346)
Gross profit	1,082,570	91,008	56,836	1,230,414	-	1,230,414
SG&A expenses						(574,371)
Other income, net						1,712
Operating income						657,755
Finance income						84,478
Finance expenses						(274,281)
Share of income of associate						7,876
Income before income taxes						475,828
Income taxes expenses						(42,250)
Net income						433,578

June 30, 2024 (unaudited)	Undergraduate	Continuing education	Medical practice solutions	Total reportable segments	Elimination (inter-segment transactions)	Total

External customer	1,414,166	126,090	73,873	1,614,129	-	1,614,129
Inter-segment	-	1,416	2,981	4,397	(4,397)	-
Revenue	1,414,166	127,506	76,854	1,618,526	(4,397)	1,614,129
Cost of services	(517,741)	(50,261)	(20,741)	(588,743)	4,397	(584,346)
Gross profit	896,425	77,245	56,113	1,029,783	-	1,029,783
SG&A expenses						(504,926)
Other expenses, net						(4,685)
Operating income						520,172
Finance income						49,263
Finance expenses						(192,180)
Share of income of associate						7,200
Income before income taxes						384,455
Income taxes expenses						(13,956)
Net income						370,499

Seasonality of operations

Undergraduate tuition revenues are related to the intake process, and monthly tuition fees charged to students and do not significantly fluctuate during each semester.

Continuing education revenues are mostly related to: (i) monthly intakes and tuition fees on medical education, which do not have a considerable concentration in any period; and (ii) Medcel’s revenue, derived from e-books transferred at a point of time, which are concentrated at in the first and last quarter of the year due to the enrollments.

Medical practice solutions are comprised mainly of Afya Whitebook and Afya iClinic revenues, which do not have significant fluctuations regarding seasonality.

F-13

Afya Limited Notes to the unaudited interim condensed consolidated financial statements Expressed in thousands of Brazilian reais, unless otherwise stated

4	Cash and cash equivalents

	June 30, 2025	December 31, 2024
	(unaudited)
Cash and bank deposits	9,167	6,078
Cash equivalents	1,089,940	904,937
	1,099,107	911,015

Cash equivalents correspond to investment funds and Bank Certificates of Deposit (CDB) with highly rated financial institutions, available for immediate use and have an insignificant risk of changes in value.

As of June 30, 2025, the average interest on these investments is equivalent to 101% of the Brazilian interbank interest rates (“CDI”) (December 31, 2024: 99.1%). Cash equivalents denominated in U.S. dollars totaled R$22,406 as of June 30, 2025 (December 31, 2024: R$21,610).

5	Trade receivables

	June 30, 2025	December 31, 2024
	(unaudited)
Tuition fees	529,757	488,962
Educational content (i)	63,195	62,194
FIES (ii)	127,618	79,712
Educational credits (iii)	29,504	26,893
Mobile app subscription (iv)	17,235	24,223
Other	21,488	21,339
	788,797	703,323
(-) Allowance for expected credit losses	(78,485)	(71,477)
	710,312	631,846
Current	678,950	595,898
Non-current	31,362	35,948

(i) Related to trade receivables from sales of e-books and medical courses through Continuing education’s platform.

(ii) Related to trade receivables from FIES program, created by Brazilian federal government to offer financing to low-income students enrolled in undergraduate programs in private higher education institutions.

(iii) Related to the financing programs offered by the Company’s subsidiaries to its students. The programs that existed prior to the acquisitions were closed to new enrollments and maintained only the agreements that were outstanding as of the acquisition date.

(iv) Related to trade receivables from mobile applications subscriptions for Medical practice solutions.

As of June 30, 2025 and December 31, 2024, the aging of trade receivables was as follows:

	June 30, 2025	December 31, 2024
	(unaudited)
Neither past due nor impaired	338,317	327,052
Past due:
1 to 30 days	118,861	97,390
31 to 90 days	166,537	126,623
91 to 180 days	108,492	91,411
More than 180 days	56,590	60,847
	788,797	703,323

The changes in the allowance for expected credit losses for the six-month periods ended June 30, 2025 and 2024, were as follows:

	June 30, 2025	June 30, 2024
	(unaudited)	(unaudited)
Opening balance	(71,477)	(61,398)
Additions	(33,053)	(30,018)
Write-offs	26,045	24,581
Closing balance	(78,485)	(66,835)

F-14

Afya Limited Notes to the unaudited interim condensed consolidated financial statements Expressed in thousands of Brazilian reais, unless otherwise stated

6	Related parties

The tables below summarize the balances and transactions with related parties:

	June 30, 2025	December 31, 2024
	(unaudited)
Assets
Trade receivables (i)	506	507
Other assets (ii)	-	597
	506	1,104
Current	506	1,010
Non-current	-	94

Liabilities
Lease liabilities	243,913	242,703
	243,913	242,703
Current	7,288	6,610
Non-current	236,625	236,093

	June 30, 2025	June 30, 2024
	(unaudited)	(unaudited)
Other income (expenses)
UEPC (i)	325	179
EMIVE Patrulha 24 Horas Ltda. (iii)	(7)	(4)
	318	175

Leases payments
RVL Esteves Gestão Imobiliária S.A.	13,752	12,569
UNIVAÇO Patrimonial Ltda.	1,842	1,798
IESVAP Patrimonial Ltda.	2,659	2,595
	18,253	16,962

(i) Refers to sales of educational content to UEPC.

(ii) Refers to expenses to be reimbursed by Bertelsmann.

(iii) Refers to amounts of expenses related to security services provided by a company of which one of Afya’s main shareholders has significant influence.

F-15

Afya Limited Notes to the unaudited interim condensed consolidated financial statements Expressed in thousands of Brazilian reais, unless otherwise stated

Key management personnel compensation

Key management personnel compensation included in the Company’s unaudited interim condensed consolidated statement of income comprised the following:

	June 30, 2025	June 30, 2024
	(unaudited)	(unaudited)
Short-term employee benefits	18,125	10,106
Share-based compensation plans	9,056	12,412
	27,181	22,518

Compensation of the Company’s key management includes short-term employee benefits comprised by salaries, labor and social obligations, and other ordinary short-term employee benefits. The amounts disclosed in the table above are the amounts recognized as an expense in selling, general and administrative expenses during the reporting period related to key management personnel. See Note 13 for additional information on the share-based compensation plans.

7	Other assets

	June 30, 2025	December 31, 2024
	(unaudited)
Indemnification assets	77,106	78,701
Advances	22,023	35,140
Judicial deposits - Note 20	17,754	16,938
Prepaid expenses	31,777	19,761
Other FIES credits	9,291	8,982
Convertible loans from venture capital investments	9,122	8,724
Dividends receivable	-	1,628
Other assets	13,183	3,146
	180,256	173,020
Current	62,814	57,145
Non-current	117,442	115,875

8	Investment in associate

The Company holds a 30% interest in UEPC, a medical school located in the Federal District that offers higher education and post-graduate courses, both in person and long-distance learning. The Company’s interest in UEPC is accounted for using the equity method. The tables below summarize the financial information of the Company’s investment in UEPC:

	June 30, 2025	December 31, 2024
	(unaudited)
Current assets	27,287	38,122
Non-current assets	115,412	116,846
Current liabilities	(22,272)	(30,049)
Non-current liabilities	(85,987)	(87,388)
Equity	34,440	37,531
Company’s share in equity - 30%	10,332	11,259
Goodwill	43,183	43,183
Carrying amount of the investment	53,515	54,442

F-16

Afya Limited Notes to the unaudited interim condensed consolidated financial statements Expressed in thousands of Brazilian reais, unless otherwise stated

	June 30, 2025	June 30, 2024
	(unaudited)	(unaudited)
Revenue	83,404	78,583
Cost of services	(30,429)	(28,045)
Selling, general and administrative expenses	(24,113)	(23,010)
Net finance results	(1,157)	(2,646)
Income before income taxes	27,705	24,882
Income taxes expenses	(1,452)	(883)
Net income	26,253	23,999
Company’s share of income	7,876	7,200

The movements during the six-month periods ended June 30, 2025 and 2024 are shown below:

	June 30, 2025	June 30, 2024
	(unaudited)	(unaudited)
Opening balance	54,442	51,834
Share of income	7,876	7,200
Dividends received	(8,803)	(6,195)
Closing balance	53,515	52,839

The Company tests the recoverability of the carrying amount of the Company’s investment in UEPC at least annually, or whenever there is an indication of impairment. As of June 30, 2025 and December 31, 2024, no impairment had to be recognized.

9	Property and equipment

The Company assesses at each reporting date, whether there is an indication that a property and equipment asset may be impaired. If any indication exists, the Company estimates the asset’s recoverable amount. There were no impairment indicatives of property and equipment as of and for the six-month period ended June 30, 2025 and for the year ended December 31, 2024.

The following table shows the balances and movements in property and equipment during the six-month periods ended June 30, 2025 and 2024.

F-17

Afya Limited Notes to the unaudited interim condensed consolidated financial statements Expressed in thousands of Brazilian reais, unless otherwise stated

	Building	Machinery and equipment	Lands	Vehicles	Furniture and fixtures	IT equipment	Library books	Leasehold improvements	Construction in progress	Total
Cost
As of January 1, 2024	93,232	119,981	18,852	1,354	110,859	82,810	31,888	264,448	33,962	757,386
Additions	54	10,930	-	130	7,889	8,146	226	-	18,614	45,989
Write-off (i)	-	(396)	-	(2)	(281)	(340)	-	(21)	-	(1,040)
Transfer	661	-	-	142	-	-	-	30,476	(31,137)	142
As of June 30, 2024 (unaudited)	93,947	130,515	18,852	1,624	118,467	90,616	32,114	294,903	21,439	802,477

As of January 1, 2025	99,366	149,407	18,852	1,442	124,818	108,817	33,553	309,413	44,034	889,702
Additions	121	16,175	-	-	14,954	9,572	922	2,528	37,345	81,617
Write-off (i)	-	(114)	-	(319)	(637)	(739)	(80)	(177)	(6)	(2,072)
Transfer	8,546	-	-	-	809	(809)	-	37,730	(46,276)	-
As of June 30, 2025 (unaudited)	108,033	165,468	18,852	1,123	139,944	116,841	34,395	349,494	35,097	969,227

Depreciation
As of January 1, 2024	(9,679)	(28,843)	-	198	(20,377)	(26,872)	(18,652)	(44,476)	-	(148,701)
Depreciation	(2,071)	(8,420)	-	(191)	(6,478)	(7,505)	(1,522)	(16,989)	-	(43,176)
Write-off (i)	-	363	-	2	229	286	-	21	-	901
Transfer	-	-	-	(142)	-	-	-	-	-	(142)
As of June 30, 2024 (unaudited)	(11,750)	(36,900)	-	(133)	(26,626)	(34,091)	(20,174)	(61,444)	-	(191,118)

As of January 1, 2025	(13,962)	(45,110)	-	(137)	(28,080)	(41,495)	(21,710)	(80,726)	-	(231,220)
Depreciation	(2,586)	(9,847)	-	(155)	(7,440)	(9,131)	(1,538)	(24,587)	-	(55,284)
Write-off (i)	-	736	-	185	441	80	80	14	-	1,536
As of June 30, 2025 (unaudited)	(16,548)	(54,221)	-	(107)	(35,079)	(50,546)	(23,168)	(105,299)	-	(284,968)

Net book value
As of June 30, 2025 (unaudited)	91,485	111,247	18,852	1,016	104,865	66,295	11,227	244,195	35,097	684,279
As of December 31, 2024	85,404	104,297	18,852	1,305	96,738	67,322	11,843	228,687	44,034	658,482

(i) Refers to items written-off as result of lack of expectation of future use, in connection with the Company’s physical inventory procedures.

F-18

Afya Limited Notes to the unaudited interim condensed consolidated financial statements Expressed in thousands of Brazilian reais, unless otherwise stated

10	Intangible assets

	Goodwill	Licenses with indefinite useful life	Trademark	Customer relationships	Software	Education content	Developed technology	Educational platform	Software in progress	Other	Total

Cost
As of January 1, 2024	1,334,699	2,776,077	182,060	578,267	71,150	84,201	128,477	74,892	12,134	1,055	5,243,012
Additions (i)	-	49,600	-	-	961	5,010	8,616	15,150	11,782	-	91,119
Write-off (ii)	-	-	-	-	-	(162)	(35)	-	-	-	(197)
Transfer	-	-	-	-	13,885	1,041	-	(97)	(14,829)	-	-
As of June 30, 2024 (unaudited)	1,334,699	2,825,677	182,060	578,267	85,996	90,090	137,058	89,945	9,087	1,055	5,333,934

As of January 1, 2025	1,526,733	3,360,786	182,060	612,827	95,953	108,269	102,523	134,820	27,473	1,055	6,152,499
Additions	-	99,629	-	-	-	9,863	5,467	10,462	18,034	-	143,455
Write-off (ii)	-	-	-	-	-	-	(1)	-	(80)	-	(81)
Transfer	-	-	-	-	27,464	-	-	-	(27,464)	-	-
As of June 30, 2025 (unaudited)	1,526,733	3,460,415	182,060	612,827	123,417	118,132	107,989	145,282	17,963	1,055	6,295,873

Amortization
As of January 1, 2024	-	-	(26,038)	(301,947)	(24,094)	(42,230)	(31,603)	(20,900)	-	(184)	(446,996)
Amortization	-	-	(9,944)	(39,024)	(7,203)	(9,482)	(11,549)	(9,340)	-	-	(86,542)
Write-off (ii)	-	-	-	-	-	1	33	-	-	-	34
As of June 30, 2024 (unaudited)	-	-	(35,982)	(340,971)	(31,297)	(51,711)	(43,119)	(30,240)	-	(184)	(533,504)

As of January 1, 2025	-	-	(38,544)	(384,684)	(41,758)	(60,700)	(42,635)	(51,099)	-	(290)	(619,710)
Amortization	-	-	(2,561)	(38,623)	(11,947)	(10,545)	(9,937)	(18,588)	-	(53)	(92,254)
As of June 30, 2025 (unaudited)	-	-	(41,105)	(423,307)	(53,705)	(71,245)	(52,572)	(69,687)	-	(343)	(711,964)

Net book value
As of June 30, 2025 (unaudited)	1,526,733	3,460,415	140,955	189,520	69,712	46,887	55,417	75,595	17,963	712	5,583,909
As of December 31, 2024	1,526,733	3,360,786	143,516	228,143	54,195	47,569	59,888	83,721	27,473	765	5,532,789

(i) On January 24, 2024, MEC authorized the increase of 40 medical school seats of FIP Guanambi, which resulted in an additional payment of R$49,600.

(ii) Refers to intangible assets written-off as result of lack of expectation of future use.

F-19

Afya Limited Notes to the unaudited interim condensed consolidated financial statements Expressed in thousands of Brazilian reais, unless otherwise stated

Impairment testing of goodwill and intangible assets with indefinite lives

The Company performs its annual impairment test in December and when circumstances indicated that the carrying value may be impaired. The Company’s impairment test for goodwill and intangible assets with indefinite lives is based on value-in-use calculations. The key assumptions used to determine the recoverable amount for the different cash-generating units were disclosed in the annual consolidated financial statements for the year ended December 31, 2024. There were no impairment indicatives of goodwill and intangible assets with indefinite lives as of and for the six-month period ended June 30, 2025 and for the year ended December 31, 2024.

Other intangible assets

Intangible assets, other than goodwill and licenses with indefinite useful lives, are valued separately for each acquisition and are amortized during each useful life. The useful lives and methods of amortization of other intangibles are reviewed at each financial year end and adjusted prospectively, if appropriate.

There were no impairment indicatives of intangible assets with finite useful lives as of and for the six-month period ended June 30, 2025 and for the year ended December 31, 2024.

11	Financial assets and liabilities

11.1	Financial assets

	June 30, 2025	December 31, 2024
At amortized cost	(unaudited)
Cash and cash equivalents	1,099,107	911,015
Trade receivables	710,312	631,846
Other FIES credits - Other assets	9,291	8,982
Dividends receivable - Other assets	-	1,628
	1,818,710	1,553,471
Current	1,778,057	1,508,541
Non-current	40,653	44,930

11.2	Financial liabilities

	June 30, 2025	December 31, 2024
At amortized cost	(unaudited)
Trade payables	134,321	128,080
Loans and financing	2,213,967	2,195,161
Lease liabilities	1,011,091	978,336
Accounts payable to selling shareholders	203,812	215,819
Dividends payable	778	-
	3,563,969	3,517,396
Current	1,577,657	690,395
Non-current	1,986,312	2,827,001

	June 30, 2025	December 31, 2024
At fair value	(unaudited)
Accounts payable to selling shareholders (earn-outs)	3,717	20,067
Accounts payable to selling shareholders (Unidom)	298,584	294,886
	302,301	314,953
Current	22,366	32,137
Non-current	279,935	282,816

11.2.1	Loans and financing

Financial institution	Currency	Interest rate	Maturity	June 30, 2025	December 31, 2024
				(unaudited)
Banco Itaú Unibanco S.A.	Brazilian real	CDI + 1.90% p.y.	October 2025	310,915	309,496
FINEP	Brazilian real	TJLP p.y.	July 2027	6,728	8,209
Softbank	Brazilian real	6.5% p.y.	April 2026	855,911	845,492
Debentures	Brazilian real	CDI + 1.80% p.y.	January 2028	532,142	526,946
IFC	Brazilian real	CDI + 1.20% p.y.	April 2030	508,271	505,018
				2,213,967	2,195,161
Current				1,216,994	363,554
Non-current				996,973	1,831,607

F-20

Afya Limited Notes to the unaudited interim condensed consolidated financial statements Expressed in thousands of Brazilian reais, unless otherwise stated

11.2.2	Leases

The Company has lease contracts for properties. The lease contracts generally have maturities in the lease terms between five and 30 years. There are no contract modification nor sublease or variable payments in-substance lease agreements in the period.

The carrying amounts of right-of-use assets and lease liabilities as of June 30, 2025 and December 31, 2024 and the movements during the six-month periods ended June 30, 2025 and 2024 are shown below:

	Right-of-use assets		Lease liabilities
	June 30, 2025	June 30, 2024	June 30, 2025	June 30, 2024
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Opening balance	842,219	767,609	978,336	874,569
Additions	33,730	27,783	33,730	27,783
Remeasurement	23,322	41,530	23,322	41,530
Depreciation expense	(38,915)	(33,589)	-	-
Interest expense	-	-	59,727	53,770
Payments of principal	-	-	(24,222)	(19,859)
Payments of interest	-	-	(58,793)	(53,924)
Write-off (i)	(1,000)	(1,924)	(1,009)	(2,168)
Closing balance	859,356	801,409	1,011,091	921,701

Balances:	June 30, 2025	December 31, 2024	June 30, 2025	December 31, 2024
	(unaudited)		(unaudited)
Current	-	-	48,960	45,580
Non-current	859,356	842,219	962,131	932,756

(i) Refers to early termination of lease contracts.

The Company recognized lease expense from short-term leases and low-value assets of R$6,187 for the six-month period ended June 30, 2025 (R$3,480 for the six-month period ended June 30, 2024).

F-21

Afya Limited Notes to the unaudited interim condensed consolidated financial statements Expressed in thousands of Brazilian reais, unless otherwise stated

11.2.3	Accounts payable to selling shareholders

	Interest rate	June 30, 2025	December 31, 2024
		(unaudited)
Accounts payable at amortized cost
Unigranrio	CDI	96,347	90,543
DelRey	Selic	66,653	125,276
FUNIC	CDI	40,812	-
Accounts payable at fair value
Shosp	-	454	454
Além da Medicina	-	-	9,600
CardioPapers	-	3,263	10,013
Unidom (i)	CDI	298,584	294,886
		506,113	530,772
Current		198,970	185,318
Non-current		307,143	345,454

(i) The accounts payable to the selling shareholders of Unidom is updated by CDI, as determined in the purchase agreement, and measured at fair value considering the maintenance of the authorization of the 175 operating medical school seats.

The movements during the six-month periods ended June 30, 2025 and 2024 are shown below:

	June 30, 2025	June 30, 2024
	(unaudited)	(unaudited)
Opening balance	530,772	566,867
Additions	40,000	-
Payments of principal	(81,463)	(164,577)
Payments of interest	(14,536)	(25,000)
Interest	10,659	19,402
Remeasurement of contingent consideration	20,681	740
Closing balance	506,113	397,432

As of June 30, 2025, it is probable that the targets that trigger the contingent considerations payments recognized will be met, including those related to the maintenance of the authorization of the 175 medical school seats of Unidom, considering current stage and development of court proceedings regarding such medical school seats. The fair value of the contingent consideration determined at June 30, 2025 reflects the development, among other factors and the remeasurements charge have been recognized through profit or loss. The own non-performance risk at June 30, 2025 was assessed to be insignificant.

11.3	Fair values

The table below compares the carrying amounts and fair values of the Company’s financial instruments, other than those carrying amounts that are reasonable approximation of fair values:

	June 30, 2025 (unaudited)		December 31, 2024
	Carrying amount	Fair value	Carrying amount	Fair value
Financial liabilities
Loans and financing	2,213,967	2,159,243	2,195,161	2,196,152
	2,213,967	2,159,243	2,195,161	2,196,152

The Company assessed that the fair values of trade receivables, other assets, trade payables, accounts payable to selling shareholders and other liabilities approximate their carrying amounts.

F-22

Afya Limited Notes to the unaudited interim condensed consolidated financial statements Expressed in thousands of Brazilian reais, unless otherwise stated

The financial instruments for which the fair value are disclosed are based on Level 2 fair value measurement hierarchy. There has been no change in fair value hierarchy from December 31, 2024 to June 30, 2025.

The fair value of interest-bearing loans and financing are determined by using the discounted cash flow (DCF) method using a discount rate that reflects the issuer’s borrowing rate as of the end of the reporting period.

11.4	Financial instruments risk management objectives and policies

The Company’s main financial liabilities comprise loans and financing, lease liabilities, accounts payable to selling shareholders and trade payables. The main purpose of these financial liabilities is to finance the Company’s operations and expansion. The Company’s main financial assets include cash and cash equivalents and trade receivables.

The Company is exposed to market risk, credit risk and liquidity risk. The Company monitors market, credit and liquidity risks in line with the objectives of capital management and counts on the support, monitoring and oversight of the Board of Directors in decisions related to capital management and its alignment with the objectives and risks. The Company’s policy is that no trading of derivatives for speculative purposes may be undertaken. The Board of Directors reviews and agrees with policies for managing each of these risks, which are summarized below.

11.4.1	Market risk

Market risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market prices. The Company’s exposure to market risk is related to interest rate and foreign currency risk. The sensitivity analysis in the following sections relates to the position as of June 30, 2025.

a) Interest rate risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The Company’s exposure to the risk of changes in market interest rates relates primarily to the Company’s cash equivalents, loans and financing and accounts payable to selling shareholders, with floating interest rates.

F-23

Afya Limited Notes to the unaudited interim condensed consolidated financial statements Expressed in thousands of Brazilian reais, unless otherwise stated

Sensitivity analysis

The table below demonstrates the sensitivity to a reasonably possible change in interest on cash equivalents, loans and financing and accounts payable to selling shareholders. With all variables held constant, the Company’s income before income taxes is affected through the impact on floating interest rates, as follows:

	June 30, 2025	Index	Base rate
	(unaudited)
Cash equivalents	1,067,534	CDI	160,653
Loans and financing	(1,351,328)	CDI	(222,934)
Loans and financing	(6,728)	TJLP	(582)
Accounts payable to selling shareholders	(435,743)	CDI	(64,926)
Accounts payable to selling shareholders	(66,653)	Selic	(9,931)
Net exposure			(137,720)

	Increase in basis points
	+75	+150
Net effect on profit before tax	(5,947)	(11,894)

b) Foreign currency risk

Foreign currency risk is the risk that the fair value or future cash flows of exposure will fluctuate because of changes in foreign exchange rates. The Company’s exposure to the risk of changes in foreign exchange rates relates to cash and cash equivalents denominated in U.S. dollars in the amount of R$22,406 as of June 30, 2025 (December 31, 2024: R$21,610).

Sensitivity analysis

The table below demonstrates the sensitivity in the Company’s income before income taxes of a 10% change in the U.S. dollar exchange rate (R$5.4565 to U.S. dollar 1.00) as of June 30, 2025, with all other variables held constant.

	Exposure	+10%	-10%
Cash equivalents	22,406	2,241	(2,241)

11.4.2	Credit risk

Credit risk is the risk that a counterparty will not meet its obligations under a financial instrument or customer contract, leading to a financial loss. The Company is exposed to credit risk from its operating activities (primarily trade receivables) and from its financing activities, including cash and cash equivalents.

Customer credit risk is managed by the Company based on the established policy, procedures and control relating to customer credit risk management. Outstanding customer receivables are regularly monitored. See Note 5 for additional information on the Company’s trade receivables.

Credit risk from balances with banks and financial institutions is managed by the Company’s treasury department in accordance with the Company’s policy. Investments of surplus funds are made only with approved counterparties and within limits assigned to each counterparty.

The carrying amounts of its financial assets are the Company’s maximum exposure to credit risk for the components of the statements of financial position on June 30, 2025 and December 31, 2024.

11.4.3	Liquidity risk

The Company’s Management has responsibility for monitoring liquidity risk. In order to achieve the Company’s objective, Management regularly reviews the risk and maintains appropriate reserves, including bank credit facilities with first tier financial institutions. Management also continuously monitors projected and actual cash flows and the combination of the maturity profiles of the financial assets and liabilities.

F-24

Afya Limited Notes to the unaudited interim condensed consolidated financial statements Expressed in thousands of Brazilian reais, unless otherwise stated

The main requirements for financial resources used by the Company arise from the need to make payments for suppliers, operating expenses, labor and social obligations, loans and financing and accounts payable to selling shareholders.

The tables below summarize the maturity profile of the Company’s financial liabilities based on contractual undiscounted amounts:

As of June 30, 2025 (unaudited)	Less than 1 year	1 to 3 years	3 to 5 years	More than 5 years	Total
Trade payables	134,321	-	-	-	134,321
Loans and financing	1,362,807	976,870	340,004	-	2,679,681
Lease liabilities	166,772	322,744	308,444	1,333,873	2,131,833
Accounts payable to selling shareholders	221,492	131,446	185,821	502,355	1,041,114
	1,885,392	1,431,060	834,269	1,836,228	5,986,949

As of December 31, 2024	Less than 1 year	1 to 3 years	3 to 5 years	More than 5 years	Total
Trade payables	128,080	-	-	-	128,080
Loans and financing	526,659	1,494,287	617,818	75,526	2,714,290
Lease liabilities	158,746	303,211	293,178	1,360,107	2,115,242
Accounts payable to selling shareholders	205,322	150,565	99,100	373,498	828,485
	1,018,807	1,948,063	1,010,096	1,809,131	5,786,097

11.5	Changes in liabilities arising from financing activities

	January 1, 2025	Payments of principal	Payments of interest	Additions and remeasurements	Interest	Other	June 30, 2025
							(unaudited)
Loans and financing	2,195,161	(1,543)	(110,399)	-	127,273	3,475	2,213,967
Lease liabilities	978,336	(24,222)	(58,793)	57,052	59,727	(1,009)	1,011,091
Dividends payable	-	(138,479)	-	139,257	-	-	778
	3,173,497	(164,244)	(169,192)	196,309	187,000	2,466	3,225,836

	January 1, 2024	Payments of principal	Payments of interest	Additions and remeasurements	Interest	Other	June 30, 2024
							(unaudited)
Loans and financing	1,800,775	(11,524)	(87,933)	-	82,136	1,361	1,784,815
Lease liabilities	874,569	(19,859)	(53,924)	69,313	53,770	(2,168)	921,701
Dividends payable	-	(9,399)	-	9,399	-	-	-
	2,675,344	(40,782)	(141,857)	78,712	135,906	(807)	2,706,516

F-25

Afya Limited Notes to the unaudited interim condensed consolidated financial statements Expressed in thousands of Brazilian reais, unless otherwise stated

12	Capital management

For the purposes of the Company’s capital management, capital considers total equity. The primary objective of the Company’s capital management is to maximize shareholder value.

In order to achieve its overall objective, the Company’s capital management, among other things, aims to ensure that it meets financial and non-financial covenants under the debentures and other loans and financing. Breaches in meeting the financial covenants would permit the bank to immediately call loans and financing. There have been no breaches of the financial and non-financial covenants of any loans and financing in the current period.

No changes were made in the objectives, policies or processes for managing capital during the six-month period ended June 30, 2025.

13	Labor and social obligations

a) Variable compensation (bonuses)

The bonuses related to variable compensation of employees and management of R$27,197 and R$8,047 are recognized in cost of services and selling, general and administrative expenses in the statements of income for the six-month periods ended June 30, 2025 and 2024, respectively.

b) Afya Limited share-based compensation plans

b.1) Stock options plan

The stock options plan was approved on August 30, 2019 and granted to senior executives and other employees of the Company from that date, with subsequent changes in the exercise price, as approved, on July 29, 2020, July 8, 2022 and July 31, 2023. Such changes were assessed as modifications by the Company and were accounted in accordance with IFRS 2.

During the six-month period ended June 30, 2025 the Company had the following grants of stock options to its executives:

Grant date	April 2025
Amount	60,000
Exercise price at the measurement date - in Brazilian Reais	R$79.91
Dividend yield (%)	0%
Expected volatility (%)	34.8-43.5%
Risk-free interest rate (%)	14.1-14.8%
Expected life of stock options (years)	1-5
Share price at the measurement date - in Brazilian Reais	R$107.33
Valuation model	Binomial
Weighted average fair value at the measurement date - in Brazilian Reais	R$45.95

During the six-month period ended June 30, 2024 there were no stock options granted by the Company.

F-26

Afya Limited Notes to the unaudited interim condensed consolidated financial statements Expressed in thousands of Brazilian reais, unless otherwise stated

The table below presents the number and movements in stock options for the six-month periods ended June 30, 2025 and 2024:

	Weighted average exercise price (in Brazilian Reais)	Number of stock options
		June 30, 2025	June 30, 2024
		(unaudited)	(unaudited)
Outstanding at January 1	67.31	1,610,679	1,696,064
Granted	80.15	60,000	-
Exercised	63.60	(381,271)	(90,373)
Forfeited	71.99	(57,152)	(4,182)
Expired	63.54	(30,236)	(14,148)
Outstanding at June 30	65.03	1,202,020	1,587,361
Exercisable	64.25	358,270	496,784

The share-based compensation expense recognized in selling, general and administrative expenses in the statements of income for the six-month periods ended June 30, 2025 and 2024 was R$5,410 and R$11,387, respectively.

b.2) Restricted Stock Units (RSU) Program

On July 8, 2022, the Company approved the Restricted Stock Units (RSU) program for its employees. The participant's right to effectively receive ownership of the restricted stock units will be conditioned on the participant's continuance as an employee or director in the business group from the grant date until vesting. The executives will be entitled to these shares in a proportion of 10%, 20%, 30%, 40% each year.

The Company accounts for the RSU plan as an equity-settled plan, except for the portion of labor and social securities obligations.

During the six-month period ended June 30, 2025 the Company had the following grants of RSUs to its executives:

Grant date	April 2025
Amount	35,000
Weighted average fair value at the measurement date - in Brazilian Reais	R$107.33
Vesting period (years)	1-5

During the six-month period ended June 30, 2024 there were no RSUs granted by the Company.

The table below presents the number and movements in RSUs for the six-month periods ended June 30, 2025 and 2024:

	June 30, 2025	June 30, 2024

Outstanding at January 1	656,634	854,431
Granted	35,000	-
Exercised	(224,070)	(222,910)
Forfeited	(2,216)	(8,554)
Expired	(15,672)	-
Outstanding at June 30	449,676	622,967

F-27

Afya Limited Notes to the unaudited interim condensed consolidated financial statements Expressed in thousands of Brazilian reais, unless otherwise stated

Total RSU expenses recognized in selling, general and administrative expenses in the consolidated statement of income for the six-month periods ended June 30, 2025 and 2024 were R$7,110 and R$9,041, respectively. Labor and social obligations expenses were R$3,000 and R$5,737 for the six-month periods ended June 30, 2025 and 2024, respectively.

14	Equity

Share capital

As of June 30, 2025 and December 31, 2024, the Company’s share capital was R$17 represented by 93,722,831 shares comprised by 49,920,068 class A common shares and 43,802,763 class B common shares. As of June 30, 2025 and December 31, 2024, the Company’s authorized capital was US$50 thousand.

Dividends

In the six-month period ended June 30, 2025, CCSI and IESVAP approved the payment of dividends of R$42,088, which R$32,615 was distributed to the Company and R$9,473 to non-controlling shareholders, of which R$778 are registered as dividends payable as of June 30, 2025 (June 30, 2024: R$40,340, which R$30,941 was distributed to the Company and R$9,399 to non-controlling shareholders).

On March 12, 2025, the Company’s Board of Directors approved the first dividend distribution in the amount of R$129,784, representing 20% of the Company’s consolidated net income for the year ended December 31, 2024 and a dividend per share of R$1.348923, to the shareholders on record as of the close of business on March 26, 2025, paid in U.S. dollars on April 4, 2025, at the exchange rate (PTAX) published by the Brazilian Central Bank on March 13, 2025.

Treasury shares

The following table illustrates the number and movements in treasury shares during the six-month periods ended June 30, 2025 and 2024:

	Number of treasury shares	Average price (in Brazilian Reais)
Outstanding at January 1, 2024	3,773,478	79.28
Delivered under the share-based compensation plans	(243,534)	79.28
Outstanding at June 30, 2024 (unaudited)	3,529,944	79.28

Outstanding at January 1, 2025	3,455,538	79.28
Delivered under the share-based compensation plans	(543,722)	79.28
Outstanding at June 30, 2025 (unaudited)	2,911,816	79.28

F-28

Afya Limited Notes to the unaudited interim condensed consolidated financial statements Expressed in thousands of Brazilian reais, unless otherwise stated

15	Earnings per share (“EPS”)

Basic EPS is calculated by dividing net income attributable to the equity holders of the Company by the weighted average number of common shares outstanding during the period.

Diluted EPS is calculated by dividing net income attributable to the equity holders of the parent by the weighted average number of common shares outstanding during the period plus the weighted average number of shares that would be issued on conversion of all potential shares with dilutive effects.

Diluted earnings per share are computed including stock options granted to key management using the treasury shares method when the effect is dilutive. The Company has the stock options and RSU plans in the category of potentially dilutive shares.

Softbank’s series A perpetual convertible preferred shares are antidilutive for the three and six-month periods ended June 30, 2025 and for the three-month period ended June 30, 2024 and are not included on diluted earnings per share (Dilutive and included on diluted earnings per share for the six-month period ended June 30, 2024).

The table below presents the basic and diluted earnings per share calculations:

	Three-month period ended		Six-month period ended
	June 30, 2025	June 30, 2024	June 30, 2025	June 30, 2024
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Numerator
Net income attributable to equity holders of the parent	172,332	158,211	424,331	361,604
Interest on convertible preference shares	-	-	-	25,456
Profit attributable to equity holders adjusted for the effect of the dilution	172,332	158,211	424,331	387,060
Denominator
Weighted average number of outstanding shares	90,523,294	90,072,647	90,402,759	90,021,039
Effects of dilution from stock options and restricted share units	962,514	1,096,430	1,020,927	1,239,242
Effects of dilution from convertible shares	-	-	-	5,917,888
Weighted average number of outstanding shares adjusted for the effect of dilution	91,485,808	91,169,077	91,423,686	97,178,169

Basic earnings per share (R$)	1.90	1.76	4.69	4.02
Diluted earnings per share (R$)	1.88	1.74	4.64	3.98

F-29

Afya Limited Notes to the unaudited interim condensed consolidated financial statements Expressed in thousands of Brazilian reais, unless otherwise stated

16	Revenue

	Three-month period ended		Six-month period ended
	June 30, 2025	June 30, 2024	June 30, 2025	June 30, 2024
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Tuition fees	1,166,639	986,598	2,332,390	1,967,573
Other	80,412	73,094	161,895	145,773
Deductions
Discount and scholarships	(104,735)	(67,621)	(209,438)	(143,258)
Early payment discounts	(63,146)	(51,827)	(118,905)	(100,051)
Returns	(8,157)	(3,310)	(13,954)	(11,544)
Taxes	(48,212)	(42,161)	(97,041)	(80,858)
PROUNI	(103,401)	(84,883)	(199,187)	(163,506)
	919,400	809,890	1,855,760	1,614,129
Timing of revenue recognition
Tuition, digital content and app subscription fees - Transferred over time	898,924	800,302	1,813,323	1,590,451
Other - Transferred at a point in time	20,476	9,588	42,437	23,678

The Company’s revenue from contracts with customers are all in Brazil. The Company is not subject to the payment of the contributions Social Integration Program (Programa de Integração Social, or PIS) and the Social Contribution on Revenue (Contribuição para o Financiamento da Seguridade Social, or COFINS) on the revenue from under graduation degrees under the PROUNI program.

The tables below present the statements of income for the Company’s operating segments for the six-month periods ended June 30, 2025 and 2024.

	Undergraduate	Continuing education	Medical practice solutions	Elimination (inter-segment transactions)	June 30, 2025 (unaudited)

Types of services or goods	1,641,501	137,520	84,004	(7,265)	1,855,760
Tuition fees	1,633,591	89,925	-	-	1,723,516
Other	7,910	47,595	84,004	(7,265)	132,244

Timing of revenue recognition	1,641,501	137,520	84,004	(7,265)	1,855,760
Transferred over time	1,633,591	105,062	81,935	(7,265)	1,813,323
Transferred at a point in time	7,910	32,458	2,069	-	42,437

	Undergraduate	Continuing education	Medical practice solutions	Elimination (inter-segment transactions)	June 30, 2024 (unaudited)

Types of services or goods	1,414,166	127,506	76,854	(4,397)	1,614,129
Tuition fees	1,405,444	80,054	-	-	1,485,498
Other	8,722	47,452	76,854	(4,397)	128,631

Timing of revenue recognition	1,414,166	127,506	76,854	(4,397)	1,614,129
Transferred over time	1,405,444	116,556	72,848	(4,397)	1,590,451
Transferred at a point in time	8,722	10,950	4,006	-	23,678

F-30

Afya Limited Notes to the unaudited interim condensed consolidated financial statements Expressed in thousands of Brazilian reais, unless otherwise stated

17	Costs and expenses by nature

	Three-month period ended		Six-month period ended
	June 30, 2025	June 30, 2024	June 30, 2025	June 30, 2024
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Payroll (i)	(358,606)	(318,611)	(668,039)	(595,769)
Hospital and medical agreements	(17,933)	(24,835)	(36,569)	(48,754)
Depreciation and amortization	(94,698)	(84,038)	(186,453)	(163,307)
Lease expenses	(3,629)	(2,148)	(6,187)	(3,480)
Utilities	(7,021)	(6,100)	(12,431)	(10,246)
Maintenance	(33,437)	(26,163)	(65,137)	(54,005)
Share-based compensation	(5,557)	(11,798)	(12,520)	(20,428)
Tax expenses	(2,409)	(3,401)	(5,653)	(5,959)
Sales and marketing	(27,299)	(18,378)	(48,126)	(34,656)
Allowance for expected credit losses	(16,495)	(14,754)	(33,053)	(30,018)
Travel expenses	(6,117)	(4,647)	(10,941)	(7,253)
Consulting fees	(8,369)	(13,698)	(14,702)	(23,718)
Other	(54,008)	(50,033)	(99,906)	(91,679)
	(635,578)	(578,604)	(1,199,717)	(1,089,272)
Cost of services	(342,707)	(314,842)	(625,346)	(584,346)
Selling, general and administrative expenses	(292,871)	(263,762)	(574,371)	(504,926)

(i) Includes the costs of pedagogical services related to the practicing physician who provides practical training and supervision to medical students (preceptors).

18	Finance result

	Three-month period ended		Six-month period ended
	June 30, 2025	June 30, 2024	June 30, 2025	June 30, 2024
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Financial income from cash equivalents	29,264	13,641	56,815	25,468
Interest received	10,210	8,619	24,742	21,034
Other	1,523	1,473	2,921	2,761
Finance income	40,997	23,733	84,478	49,263

Interest expense	(81,674)	(50,533)	(158,613)	(102,278)
Interest expense on lease liabilities	(30,164)	(27,026)	(59,727)	(53,770)
Financial discounts	(13,882)	(7,170)	(26,418)	(14,949)
Bank fees	(668)	(1,027)	(1,795)	(2,557)
Exchange variance	(1,747)	(93)	(2,336)	(235)
Taxes on financial transactions (IOF)	(298)	(50)	(485)	(682)
Other	(7,373)	(6,385)	(24,907)	(17,709)
Finance expenses	(135,806)	(92,284)	(274,281)	(192,180)

Net finance result	(94,809)	(68,551)	(189,803)	(142,917)

F-31

Afya Limited Notes to the unaudited interim condensed consolidated financial statements Expressed in thousands of Brazilian reais, unless otherwise stated

19	Income taxes

Income taxes are comprised of taxation over operations in Brazil, related to Corporate Income Tax (IRPJ) and Social Contribution on Net Profit (CSLL). According to Brazilian tax legislation, income taxes and social contribution are assessed and paid by legal entity and not on a consolidated basis, except by the requirements of the Pillar Two global minimum tax.

Additional social contribution from Organization for Economic Co-operation and Development (“OECD”) Pillar Two global minimum tax

On December 27, 2024, Law 15,079/2024 was enacted, establishing the implementation of the OECD’s Pillar Two global minimum tax in Brazil, effective as of January 1, 2025.

Law 15,079/2024 aligns the Brazilian tax legislation to the OECD’s Global Anti-Base Erosion (GloBE) rules by introducing a minimum effective taxation of 15% through an additional Social Contribution on Net Profit (“CSLL”). This regulation applies to multinational groups within the scope of the OECD’s GloBE rules, specifically those whose ultimate parent entity reported annual consolidated revenues of at least €750 million in at least two of the four fiscal years immediately preceding the year under review.

The rules are designed to ensure that the additional CSLL qualifies as a Qualified Domestic Minimum Top-up Tax (QDMTT) under the OECD Inclusive Framework, subjecting Brazilian entities to a minimum tax rate of 15%.

On March 28, 2025, the Company filed a writ of mandamus with the Brazilian Federal Court challenging the enforceability of the newly enacted additional CSLL. The legal proceeding is grounded on constitutional and statutory arguments, and is waiting for court decision to prevent the collection of the additional CSLL, which is scheduled to be required in 2026 with respect to the 2025 fiscal year.

Considering that there are no court decision to date, the Company has provisioned the amount calculated in accordance with current legislation. The additional income tax expense as a result of Law 15,079/2024 for the three and six-month period ended June 30, 2025 was R$33,437 and R$56,649. The Company has applied the exception to recognizing and disclosing information about deferred tax assets and liabilities related to Pillar Two income taxes.

Income tax expense

The Company calculates the period income tax expense using the tax rate that would be applicable to the expected total annual earnings, including the effects of the OECD’s Pillar Two global minimum tax, which is applicable for the fiscal year ending December 31, 2025.

F-32

Afya Limited Notes to the unaudited interim condensed consolidated financial statements Expressed in thousands of Brazilian reais, unless otherwise stated

The table below presents the reconciliation of income tax expense for the six-month periods ended June 30, 2025 and 2024:

	Three-month period ended		Six-month period ended
	June 30, 2025	June 30, 2024	June 30, 2025	June 30, 2024
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Income before income taxes	194,010	165,291	475,828	384,455
Statutory income taxes rate	34%	34%	34%	34%
Income taxes at statutory rate	(65,963)	(56,199)	(161,782)	(130,715)
Reconciliation adjustments:
Tax effect on loss from entities not subject to taxation	(9,083)	(8,949)	(17,878)	(16,910)
PROUNI - Fiscal incentive (i)	112,049	89,502	243,479	193,615
Unrecognized deferred taxes	(38,695)	(27,216)	(77,602)	(60,271)
Recognized deferred taxes	18,167	-	25,313	-
Presumed profit income tax regime effect (ii)	(116)	(210)	(305)	(185)
Permanent adjustments	(1,234)	(1,766)	(2,042)	(3,265)
Pillar Two - Additional social contribution	(33,437)	-	(56,649)	-
Other	844	1,747	5,216	3,775
Income taxes expense	(17,468)	(3,091)	(42,250)	(13,956)
Current	(35,635)	(3,091)	(67,563)	(13,956)
Deferred	18,167	-	25,313	-
Effective rate	9.0%	1.9%	8.9%	3.6%

(i) The Company adhered to PROUNI, established by Law 11,096/2005, which is a federal program that exempts companies of paying income taxes and social contribution upon compliance with certain requirements required by this Law.

(ii) Brazilian tax law establishes that companies that generate gross revenues of up to R$78,000 in the prior fiscal year may calculate income taxes as a percentage of gross revenue, using the presumed profit tax regime. The effect of the presumed profit of certain subsidiaries represents the difference between the taxation based on this method and the amount that would be due based on the statutory rate applied to the taxable profit of the subsidiaries.

Deferred income taxes

As of June 30, 2025, the Company had accumulated unrecognized deferred income tax assets on temporary differences and tax losses in the amount of R$1,431,148 of tax-basis (December 31, 2024: R$1,432,444) which does not have expectations of future taxable income that could support the recognition as deferred tax assets, except for R$74,451 of tax basis recognized as deferred tax assets as result of expected future taxable income.

20	Legal proceedings and contingencies

The provisions related to labor, civil and taxes proceedings whose likelihood of loss is assessed as probable are as follows:

	Labor	Civil	Taxes	Total

Balances as of January 1, 2024	22,721	21,300	60,340	104,361
Additions	5,166	4,594	12,797	22,557
Reversals (i)	(5,892)	(1,357)	(20,413)	(27,662)
Balances as of June 30, 2024 (unaudited)	21,995	24,537	52,724	99,256

Balances as of January 1, 2025	31,455	25,140	56,926	113,521
Additions	7,469	4,495	4,150	16,114
Reversals (i)	(3,992)	(3,645)	(4,226)	(11,863)
Balances as of June 30, 2025 (unaudited)	34,932	25,990	56,850	117,772

(i) Includes the reversals of provision for legal proceedings with corresponding indemnification asset.

F-33

Afya Limited Notes to the unaudited interim condensed consolidated financial statements Expressed in thousands of Brazilian reais, unless otherwise stated

The major labor proceedings to which the Company is a party were filed by former employees or outsourced service providers seeking enforcement of labor rights allegedly not provided by the Company. The judicial proceedings relate to employment bonds (judicial proceedings filed by former service providers), overtime, premiums for hazardous workplace conditions, statutory severance, fines for severance payment delays, and compensation for workplace-related accidents.

The civil claims to which the Company is a party generally relate to consumer claims, including those related to student complaints.

The tax claims to which the Company is party are mostly tax foreclosures filed by the Brazilian federal and municipal tax authorities.

There are other civil, labor and taxes proceedings assessed by Management and its legal counsels as possible risk of loss, for which no provisions are recognized, as follows:

	June 30, 2025	December 31, 2024
	(unaudited)
Labor	38,082	38,097
Civil	57,371	50,667
Taxes	25,968	17,498
	121,421	106,262

The Company has judicial deposits, related to taxes, civil and labor proceedings, recorded in other non-current assets in the amount of R$17,754 as of June 30, 2025 (December 31, 2024: R$16,938), presented in Other assets in the statement of financial position.

Under the terms of the Share Purchase and Sale Agreements ("Agreements") between the Company and the selling shareholders of the subsidiaries acquired, the Company assesses that the selling shareholders are exclusively responsible for any provisions (including labor, tax and civil), which are or will be the subject of a claim by any third party, arising from the act or fact occurred, by action or omission, prior to or on the closing dates of the acquisitions.

Considering that the provisions for legal proceedings recorded by the Company that result from causes arising from events occurring prior to the closing dates of the acquisitions, any liability for the amounts to be disbursed, in case of their effective materialization in loss, belongs exclusively to the selling shareholders. In this context, the Agreements state that the Company and its subsidiaries are indemnified and therefore exempt from any liability related to said contingent liabilities and, therefore, the provision amounts related to such contingencies are presented in the non-current liabilities and the correspondent amount of R$77,106 (December 31, 2024: R$78,701) is presented in non-current other assets.

F-34

Afya Limited Notes to the unaudited interim condensed consolidated financial statements Expressed in thousands of Brazilian reais, unless otherwise stated

21	Non-cash transactions

During the six-month periods ended June 30, 2025 and 2024, the Company carried out non-cash transactions which are not reflected in the statements of cash flows. The main non-cash transactions are as follows:

	June 30, 2025	June 30, 2024
	(unaudited)	(unaudited)
Additions and remeasurements of right-of-use assets and lease liabilities	57,052	69,313
Additions (reversals) of provision for legal proceedings with corresponding indemnification asset, net	(1,595)	(8,145)
Accounts payable to selling shareholders from FUNIC’s acquisition	40,000	-
Dividends payable	778	-

22	Subsequent event

Share repurchase program

On August 13, 2025, the Company’s board of directors approved a new share repurchase program. Under the share repurchase program, Afya may repurchase up to 4,000,000 of its outstanding Class A common shares, in the open market, based on prevailing market prices, or in privately negotiated transactions, beginning from August 15, 2025 until the earlier of the completion of the repurchase or December 31, 2026, depending upon market conditions.

The share purchases may be made from time to time through open market transactions and are subject to market and business conditions, levels of available liquidity, cash requirements for other purposes, regulatory, and other relevant factors. The share repurchase program will take place in accordance with the conditions established by the Board of Directors on August 13, 2025. Afya intends to repurchase the shares for use in its stock option program, consideration in futures business combinations transactions and general corporate purposes.

*****

F-35